Todd J. Emmerman todd.emmerman@kattenlaw.com 212.940.8873 direct 212.894.5873 fax

September 12, 2008

Via Edgar Transmission and Federal Express

United States Security and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-7010 Attention: Era Anagnosti

Re:	Hyde Park Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A Amendment No. 2
Filed on August 15, 2008
File No.: 000-52459

Dear Ms. Anagnosti:

Set forth below is the response on behalf of Hyde Park Acquisition Corp. (“Hyde Park”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated September 5, 2008 (the “Comment Letter”), concerning Hyde Park’s revised Preliminary Proxy Statement on Schedule 14A, filed with the Commission on August 15, 2008. For your convenience and to facilitate your review, a marked copy of the Schedule 14A, which has been revised in accordance with our responses below and otherwise updated, is being separately delivered. In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to Hyde Park.

General

1.
We note your response to our prior comment 2; however, we are unable to locate your disclosure. Further, we note your revised disclosures throughout the proxy statement regarding the $5,000,000 minimum stated value of retained interests.

•
To the extent that the $5,000,000 minimum stated value of retained interests represents the retained interests held by the four members of Essex’s management team listed on page 13, please clarify your disclosure accordingly and confirm that Essex will not transfer any shares of Hyde Park’s common stock purchased pursuant to its 10b5-1 plan to Holding’s existing management owners, which would otherwise have the effect of reducing these owners’ stated value of retained interests.

Era Anagnosti
September 12, 2008

•
Please revise your disclosure to address our prior comment 2, assuming that as of the closing the following two scenarios may occur: (i) Kirtland’s $5,000,000 stated value of retained interests is held in the form of shares of Hyde Park’s common stock; and (ii) Essex has transferred to Kirtland $10,000,000 worth of Hyde Park common stock purchased in the open market pursuant to its 10b5-1 plan (we note your Essex 10b5-1 Plan disclosure on page 18).

Response: We have revised our disclosure regarding the retained interests throughout the proxy to clarify that the retained interests will be held solely by the management members of Holdings, including by revising the disclosure referred to in the Staff’s comment. We note that, based on the gross purchase price of shares acquired to date by Essex pursuant to the Essex 10b5-1 plan, Kirtland will hold its continuing investment in Essex exclusively in the form of Hyde Park common stock, rather than in the form of retained interests.

We have also indicated in the proxy in the sections entitled “SUMMARY - Essex 10b5-1 Plan” and “THE HYDE PARK SPECIAL MEETING - Essex 10b5-1 Plan” that all shares acquired by Essex pursuant to the Essex 10b5-1 plan will be transferred to Kirtland. As a result, none of such shares will be transferred to the management members and the management members will hold retained interests valued at $5,000,000 as of the closing.

We have added disclosure regarding the estimated percentage of Hyde Park’s common stock that Kirtland may hold as of the closing, assuming (i) Kirtland’s $5,000,000 continuing investment will be in the form of Hyde Park common stock, and (ii) that Essex has transferred to Kirtland $10,000,000 worth of Hyde Park common stock purchased under the Essex 10b5-1 plan (see “Summary - The Acquisition Proposal - The Acquisition”).

Unaudited Pro Forma Condensed Combined Financial Statements

2.
We note your response to prior comment 17. Please fully explain to us and quantify the impact of including the retained interests in equity rather than as a minority interest in the pro forma financial statements. Also, please tell us how you intend to present the retained interests in the historical financial statements after the acquisition, including the accounting literature that supports the presentation.

Response: For all of the reasons stated in our August 15, 2008 response letter, we believe that the retained interests are most appropriately presented as equity in the financial statements since (i) such presentation represents the true substance and intent of the transaction, (ii) the retained interests will only be held by management members of Holdings and (iii) management may only exchange their retained interests for Hyde Park common stock. The financial presentation of these interests as equity will also allow consistency in reporting when management does exchange their retained interests for Hyde Park common stock at some future date.

Era Anagnosti
September 12, 2008

However, in response to comment number 2 in your letter of September 5, 2008, the classification of management’s retained interest in Essex Holdings, LLC as minority interest would have the following impact:

•
a minority interest line would be created between long-term liabilities and stockholders’ equity in the balance sheet with a balance of $5,000,000 while equity would decrease by $5,000,000 from the amounts presented in the pro forma balance sheet at June 30 , 2008.

•
net income available to common shareholders would decrease by approximately $275,000 and $530,000 from the amounts presented in the pro forma statement of operations for the six month ended June 30, 2008 and year ended December 31, 2007, respectively. The decline in net income of 3.8% and 4.5% from that reported in the pro forma statement of operations for the six month ended June 30, 2008 and year ended December 31, 2007, respectively, is proportional to the decline in the number of outstanding common shares.

•
basic and diluted earnings per share would be the same as if the retained interest in Essex Holdings, LLC was classified as equity since all of the company’s operations will occur at Essex Crane Rental Corp. (Hyde Park will be a holding company with no activity), and net income would decline in the same proportion as the number of common shares outstanding.

Our research of existing accounting guidance has not identified guidance which is directly on point to the company’s facts and circumstances. While minority interests are generally reflected separately in the balance sheet outside of shareholders’ equity, we believe that treatment of management’s retained interest in Essex Holdings, LLC as equity is a more meaningful presentation to the readers of the financial statements and is a more appropriate reflection of the substance and intent of the transaction. Also, we believe that this treatment can be analogized to certain accounting standards under which similar accounting transactions are treated as equity.

We have summarized some of the information submitted in our previous response dated August 15, 2008 below.

•	In accordance with applicable tax regulations, the purpose of the retained interest is to defer a taxable event for the holders of the retained interests.

•	The retained interests may only be converted to an explicit set number Hyde Park common shares totaling 632,911.

•	The retained interests are not mandatorily redeemable.

•	The retained interests are not transferable (with limited estate planning exceptions).

•	The retained interest holders would participate on any Hyde Park dividends equivalent to the Hyde Park common shareholders.

Era Anagnosti
September 12, 2008

We considered the provisions of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities and SFAS 150: Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” and concluded that the retained interests do not qualify for liability treatment. Considerations for equity treatment include the fact that the total number of Hyde Park shares that can be exchanged for retained interests is fixed at 632,911 shares, based on the $5,000,000 stated value and $7.90 per share value.

In addition, the company’s accounting treatment of management’s retained interest in Essex Holdings, LLC as equity is similar to the accounting under EITF 00-4 “Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary.” EITF 00-4 requires that in cases where the Parent Company has the right to acquire the remaining portion of the equity in a subsidiary not already owned, the entire amount of the subsidiary company’s financial results are recorded in the parent company’s financial statements.

Also, the proposed accounting treatment of presenting management’s retained interest in Essex Holdings, LLC as equity in the balance sheet is comparable to the accounting under SFAS 160 “Non-controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51” which the company will be required on follow beginning January 1, 2009. While this standard is not yet effective and early adoption is not allowed, we considered it in developing our presentation of the retained interests as a component of equity in the pro forma financial statements included in Hyde Park’s proxy.

In our historical financial statements following the acquisition, we intend to present management’s retained interest as equity fully consistent with the pro forma financial statements within Hyde Park’s proxy. Also, we plan to include comprehensive footnote disclosure of the nature of management’s retained interest including details of the fixed conversion feature into Hyde Park common stock as well as Hyde Park’s option to induce conversion.

3.
We note your response to prior comment 18. Please clarify why the pro forma adjustments to non-rental property and equipment depreciation expense are negative given the positive fair value adjustments to these assets.

Response: Non-rental property has a lower depreciation expense in the pro forma presentation in spite of the positive asset value adjustment for these assets because the mix of assets that had the significant positive adjustment were to the land and buildings which are longer life assets. The shorter 3 to 5 year life assets under the historical records were depreciated and at the end of their lives and received only small positive value adjustments to their net book value, but were below their historical original cost acquisition values being depreciated. There are eight different types of assets in these non rental property assets. In summary, the small declining depreciation compared to the asset value adjustment is due to the mix of values and their associated lives. We have not changed or lengthened our depreciation lives for the same class of asset.

Era Anagnosti
September 12, 2008

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of our responses or Hyde Park’s revised preliminary proxy statement, please feel free to call me (212-940-8873).

Sincerely yours,

/s/ Todd J. Emmerman

Enclosures